EXHIBIT 22

List of Subsidiary Guarantors

The following sets forth the subsidiary guarantors of our 4.875% senior notes due 2025, our 5.00% senior notes due 2022, our 5.00% senior notes due 2023, our 5.875% senior notes due 2022, our 8.25% senior notes due 2029 and our 9.25% senior notes due 2026 as of December 31, 2021. The 9.25% senior notes were redeemed as of February 1, 2022.

Name of Guarantor Subsidiary	Jurisdiction of Incorporation

Range Resources—Pine Mountain, Inc.	Delaware
Range Resources—Louisiana, Inc.	Delaware
Range Resources—Appalachia, LLC	Delaware
Range Production Company, LLC	Delaware
Range Resources—Midcontinent, LLC	Delaware